UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                 Amendment No. 1
                                 ---------------

                    Under the Securities Exchange Act of 1934
                    -----------------------------------------


                          SPEEDCOM WIRELESS CORPORATION
                          -----------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    847703105
                                    ---------
                                 (CUSIP Number)

                                Peter A. Nussbaum
                          S.A.C. Capital Advisors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 11, 2005
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP No. 847703105                                            Page 1 of 9 Pages
-------------------                                            -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Advisors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
    NUMBER OF            8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  33,436,464
    OWNED BY          --------- ------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH                   -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                33,436,464
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            33,436,464
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            28.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

-------------------                                            -----------------
CUSIP No. 847703105                                            Page 2 of 9 Pages
-------------------                                            -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
    NUMBER OF            8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  33,436,464
    OWNED BY          --------- ------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH                   -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                33,436,464
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            33,436,464
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            28.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

-------------------                                            -----------------
CUSIP No. 847703105                                            Page 3 of 9 Pages
-------------------                                            -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Associates, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
    NUMBER OF            8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  33,436,464
    OWNED BY          --------- ------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH                   -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                33,436,464
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            33,436,464
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            28.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

-------------------                                            -----------------
CUSIP No. 847703105                                            Page 4 of 9 Pages
-------------------                                            -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
    NUMBER OF            8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  33,436,464
    OWNED BY          --------- ------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH                   -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                33,436,464
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            33,436,464
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            28.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

     Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 1") amends the Schedule 13D filed on February 17, 2004 (the "Original Schedule 13D"). This Amendment No. 1 relates to the common stock, par value $0.001 per share, of Speedcom Wireless Corporation, a Delaware corporation (the "Issuer"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Issuer. S.A.C. Capital Associates, LLC ("SAC Capital Associates") holds 33,436,464 shares of Common Stock (the "SAC Associates Shares"). Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC ("SAC Capital Advisors") and S.A.C. Capital Management, LLC ("SAC Capital Management") share investment and voting power with respect to the securities held by SAC Capital Associates. Accordingly, each of SAC Capital Advisors and SAC Capital Management may be deemed to be the beneficial owner of the SAC Associates Shares covered by this statement for purposes of Rule 13d-3 under the Act. Each of SAC Capital Advisors and SAC Capital Management disclaims beneficial ownership of any of the securities covered by this statement.

     Steven A. Cohen ("Mr. Cohen" and, together with SAC Capital Associates, SAC Capital Advisors and SAC Capital Management, the "SAC Reporting Persons") controls each of SAC Capital Advisors and SAC Capital Management. Accordingly, Mr. Cohen may be deemed to be the beneficial owner of the SAC Associates Shares for purposes of Rule 13d-3 under the Act. Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Original Schedule 13D is being amended and restated as follows:

     On August 23, 2001, SAC Capital Associates purchased 1,608,854 shares of Series B Convertible Preferred Stock of the Issuer with its investment capital. These shares of Series B Convertible Preferred Stock are held in a commingled margin account. Such margin account is maintained at Spear Leeds & Kellogg, and may from time to time have debit balances. Since other securities are held in such margin account, it is not possible to determine the amounts, if any, of margin used with respect to purchases these shares of Series B Convertible Preferred Stock.

     On February 4, 2004, SAC Capital Associates exchanged all 1,608,854 shares of Series B Convertible Preferred Stock for 32,243,304 shares of Common Stock of the Issuer at an exchange price of $0.12 per share pursuant to a Recapitalization Agreement, dated December 31, 2003 (the "Recapitalization Agreement"), among the Issuer, SAC Capital Associates and the other holders of Series B Preferred Stock named therein, which agreement is incorporated by reference hereto.

     On June 11, 2001, the Issuer issued SAC Capital Associates warrants to purchase 146,667 shares of Common Stock at an exercise price of $2.50 per share, each subject to adjustment (the "June Warrants"), and on August 23, 2001 the Issuer issued SAC Capital

Associates two warrants to purchase an aggregate of 1,687,084 shares of Common Stock at an exercise price of $2.50 per share, each subject to adjustment (the "August Warrants").

     On March 11, 2005, SAC Capital Associates exchanged the June Warrants and the August Warrants, which after adjustment represented the right to purchase an aggregate of 3,579,482 shares of Common Stock at an exercise price of $0.12 per share, for 1,193,160 restricted shares of Common Stock pursuant to Exchange of Warrants letter agreement (the "Exchange Agreement") among the Issuer and SAC Capital Associates, which Exchange Agreement is filed as an exhibit hereto. Under the terms of the Exchange Agreement, the Issuer agreed to issue to SAC Capital Associates one restricted share of Common Stock for every three shares of Common Stock issuable upon the exercise of the June Warrants and August Warrants in exchange for SAC Capital Associates surrendering the June Warrants and August Warrants for cancellation.

Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Original Schedule 13D is being amended and restated as follows:

     (a) As of the date of this Amendment No. 1, each of the SAC Reporting Persons may be deemed to beneficially own 33,436,464 shares of Common Stock. As of the date of this Amendment No. 1, these shares of Common Stock represented 28.7% of the shares of Common Stock outstanding as reported in the Issuer's quarterly report on Form 10-QSB for the quarter ended September 30, 2004.

     SAC Capital Advisors, SAC Capital Management, and Mr. Cohen own directly no shares of Common Stock of the Issuer. Pursuant to investment agreements, each of SAC Capital Advisors and SAC Capital Management share all investment and voting power with respect to the securities held by SAC Capital Associates. Mr. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement.

     (b) Each of the Reporting Persons shares voting and dispositive power over the SAC Associates Shares.

     (c) On March 11, 2005, SAC Capital Associates exchanged the June Warrants and August Warrants, which after adjustment represented the right to purchase an aggregate of 3,579,482 shares of Common Stock at an exercise price of $0.12 per share, for 1,193,160 restricted shares of Common Stock pursuant to the Exchange Agreement. Except for this transaction, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the knowledge of SAC Capital Associates, SAC Capital Advisors and SAC Capital Management, any of SAC Capital Associates', SAC Capital Advisors' or SAC Capital Management's executive officers or members.

     (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the SAC Associates Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Original Schedule 13D is being amended as follows:

     On February 11, 2005, SDS Capital Group SPC, Ltd., filed amendment No. 2 to a statement on Schedule 13D reporting that SDS Capital Group SPC, Ltd., SDS Management, LLC and Steven Derby shared voting and dispositive power over 24,886,407 shares of Common Stock (the "SDS Shares"), representing 21.6% of the then outstanding Common Stock. SDS Management, LLC acts from time to time as an investment advisor to SAC Capital Associates; however, the Reporting Persons disclaim beneficial ownership of any of the SDS Shares.

     On March 11, 2005, SAC Capital Associates exchanged the June Warrants and August Warrants, which after adjustment represented the right to purchase an aggregate of 3,579,482 shares of Common Stock at an exercise price of $0.12 per share, for 1,193,160 restricted shares of Common Stock pursuant to the Exchange Agreement.

     By virtue of the relationships among the Reporting Persons as described herein, the Reporting Persons may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in a Schedule 13D or amendment hereto or thereto of any of the Reporting Persons, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person and the filing of this statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

     Except as set forth herein (including the Exchange Agreement), there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to be filed as Exhibits.

Exhibit 1     Exchange Agreement by and among the Issuer and SAC Capital
              Associates.

                                   SIGNATURES


     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.




Dated:  March 11, 2004

S.A.C. CAPITAL ADVISORS, LLC

By:  /s/ Peter Nussbaum
     -----------------------------
     Name:   Peter Nussbaum
     Title:  Authorized Person


S.A.C. CAPITAL MANAGEMENT, LLC

By:  /s/ Peter Nussbaum
     -----------------------------
     Name:   Peter Nussbaum
     Title:  Authorized Person


S.A.C. CAPITAL ASSOCIATES, LLC

By:  /s/ Peter Nussbaum
     -----------------------------
     Name:   Peter Nussbaum
     Title:  Authorized Person


STEVEN A. COHEN

By:  /s/ Peter Nussbaum
     -----------------------------
     Name:   Peter Nussbaum
     Title:  Authorized Person